Earnings Press Release

EXHIBIT 99.1

For Immediate Release

TFI International Announces 2026 First Quarter Results

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First quarter operating income of $96.6 million compares to $114.6 million in the same prior year quarter
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First quarter net income of $43.3 million compares to $56.0 million in Q1 2025, while adjusted net income1 of $57.2 million compares to $64.2 million in Q1 2025
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First quarter diluted earnings per share (diluted “EPS”) of $0.53 compares to $0.66 in Q1 2025, while adjusted diluted EPS1 of $0.69 compares to $0.76 in Q1 2025
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First quarter net cash from operating activities $121.5 million compares to $193.6 million in Q1 2025, while free cash flow1 of $123.7 million compares to $191.7 million in Q1 2025
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The Board of Directors approved a $0.47 quarterly dividend, an increase of 4% over the prior year period

Montreal, Quebec, April 27, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2026. All amounts are shown in U.S. dollars.

“We easily exceeded our first quarter earnings outlook on stronger revenue and higher profitability for both Truckload and Logistics despite adverse weather early in the quarter, thanks to the hard work of our talented team and benefitting from our strategic investments in recent years,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Acquisitions strategically pursued during the weaker cycle and enabled by our strong capital position have enhanced our diversified portfolio of operating companies, and the resulting mix of industrial end market exposure is beginning to benefit our operating results. Combined with our team’s sharp focus on efficiencies and bottom-line profitability, TFI is well positioned as freight dynamics build on the improvement in March. All the while, we continue to fortify our balance sheet with ample free cash flow that facilitates our timely and strategic allocation of capital as well as our attractive dividend, with the return of excess capital a cornerstone of our mission to produce long-term shareholder value.”

FIRST QUARTER RESULTS

Financial highlights	Three months ended
		March 31
(in millions of U.S. dollars, except per share data)	2026	2025
Total revenue	1,949.1	1,964.4
Revenue before fuel surcharge	1,702.6	1,714.5
Adjusted EBITDA[1]	241.4	259.0
Operating income	96.6	114.6
Net cash from operating activities	121.5	193.6
Net income	43.3	56.0
EPS-diluted($)	0.53	0.66
Adjusted net income[1]	57.2	64.2
AdjustedEPS-diluted¹($)	0.69	0.76
Weighted average number of shares ('000s)	82,164	84,180
Weighted average number of diluted shares ('000s)	82,381	84,524
Number of share outstanding - end of period ('000s)	82,186	83,972
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

FIRST QUARTER RESULTS

Total revenue of $1.95 billion compared to $1.96 billion in the prior year period and revenue before fuel surcharge of $1.70 billion compared to $1.71 billion in the prior year period. The decrease is primarily due to reduced volumes driven by weaker end market demand partially offset by contributions from business acquisitions.

Operating income of $96.6 million compared to $114.6 million in the prior year period. The decrease is primarily attributable to the decline in revenues and $6.7 million of incremental accident-related expenses, partially offset by contributions from business acquisitions of $9.4 million.

Net income of $43.3 million compared to $56.0 million in the prior year period, and net income of $0.53 per diluted share compared to $0.66 in the prior year period. Adjusted net income, a non-IFRS measure, was $57.2 million, or $0.69 per diluted share, compared to $64.2 million, or $0.76 per diluted share, in the prior year period.

Total revenue increase by 1% for the Truckload segment and marginally for the Logistics segment, and decreased by 2% for the Less-Than-Truckload segment. Operating income increased 14% in the Truckload segment and 10% in the Logistics segment, and decreased by 35% in the Less-Than-Truckload segment. Corporate expenses were $24.1 million. up from $12.5 million in the prior year, primarily due to increased accident expense.

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended March 31
	2026		2025
	$		$
Revenue before fuel surcharge
Less-Than-Truckload	656.3		679.0
Truckload	672.8		662.9
Logistics	388.3		384.9
Eliminations	(14.8)		(12.3)
	1,702.6		1,714.5
	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload	30.6	4.7%	47.1	6.9%
Truckload	55.8	8.3%	48.8	7.4%
Logistics	34.4	8.9%	31.2	8.1%
Corporate	(24.1)		(12.5)
	96.6	5.7%	114.6	6.7%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge

CASH FLOW

Net cash flow from operating activities decreased to $121.5 million from $193.6 million in the prior year period. The decrease was due to a reduction in non-cash working capital as the increase in accounts receivable outpaced the increase in accounts payable as fuel costs have shorter payment periods.

Net cash from investing activities decreased by $37.8 million, primarily due to an increase in cash used in business combinations of $55.3 million partially offset by reductions in the purchase of property and equipment and investments.

Net cash used in financing activities decreased by $65.9 million, primarily due to a reduction in the repurchase of shares for cancellation of $56.2 million.

On March 16, 2026, the Board of Directors of TFI International declared a quarterly dividend of $0.47 per outstanding common share, paid on April 15, 2026, representing a 4% increase over the $0.45 quarterly dividend declared in Q1 2025.

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GUIDANCE

Assuming no significant positive or negative change in the operating environment, the Company expects second quarter 2026 adjusted diluted EPS to be in the range of $1.50 to $1.60. The Company expects full-year net capital expenditures excluding real estate, between $225 million and $250 million.

WEBCAST DETAILS

TFI International will host a webcast on Monday, April 27, 2026 at 5:00 p.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2026 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Earnings Press Release

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2026	2025
Net income	43.3	56.0
Net finance costs	44.2	40.3
Income tax expense	9.1	18.3
Depreciation of property and equipment	83.2	87.9
Depreciation of right-of-use assets	45.0	41.9
Amortization of intangible assets	22.7	21.5
Gain, net of impairment, on sale of land	(6.0)	(7.0)
and buildings and assets held for sale
Adjusted EBITDA	241.4	259.0
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described

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Earnings Press Release

above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended March 31
(unaudited, in millions of U.S. dollars, except per share data)	2026	2025
Net income	43.3	56.0
Amortization of intangible assets related to business acquisitions	21.5	19.0
Net change in fair value and accretion expense of
contingent consideration	2.8	0.0
Net foreign exchange loss	1.5	0.2
Gain, net of impairment, on sale of land and buildings
and assets held for sale	(6.0)	(7.1)
Tax impact of adjustments	(5.9)	(4.0)
Adjusted net income	57.2	64.2
Adjusted earnings per share - basic	0.70	0.76
Adjusted earnings per share - diluted	0.69	0.76
Note: due to rounding, totals may differ slightly from the sum.

Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2026	2025
Net cash from operating activities	121.5	193.6
Additions to property and equipment	(26.1)	(34.5)
Proceeds from sale of property and equipment	16.0	15.8
Proceeds from sale of assets held for sale	12.3	16.9
Free cash flow	123.7	191.7

Note to readers: Audited consolidated financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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